Form 10-K405, Exhibit 13
period 1996-06-01
REVCO D S INC
filed 1996-08-29
CIK 83496

                                                                    EXHIBIT 13.1

FINANCIAL HIGHLIGHTS                           Revco D.S., Inc. and Subsidiaries


(Dollars in Millions, Except Per Share Amounts)                         1996                1995           Change
- -----------------------------------------------------------------------------------------------------------------

SUMMARY FINANCIAL INFORMATION
Net sales                                                          $   5,087.7        $   4,431.9           14.8%

Operating profit(1)                                                      218.8              175.7           24.5%

Net income(1)                                                             82.7               61.1           35.4%

Net income per share(1)                                            $      1.24        $       .95           30.5%

- -----------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION AT YEAR END

Total assets                                                       $  2,133.5         $   2,149.8            (.8%)

Inventories                                                             968.4               962.9             .6%

Working capital                                                         413.3               399.5            3.5%

Total debt (current and long-term)                                      514.9               681.2          (24.4%)

Stockholders' equity                                                    868.6               773.1           12.4%

Book value per common share                                        $    12.68         $     11.53           10.0%

- -----------------------------------------------------------------------------------------------------------------

KEY STATISTICS
Average number of common shares outstanding (000s)                     66,870              64,366            3.9%

Number of stores                                                        2,184               2,118            3.1%

- -----------------------------------------------------------------------------------------------------------------

PRICE RANGE OF COMMON STOCK
                                                                 1996                              1995
                                                      --------------------------         -----------------------
                                                         High            Low                High          Low
First Quarter                                           $25-3/8        $19-1/4               $19          $14-1/2
Second Quarter                                          $25-7/8        $19-5/8             $23-1/4        $16-5/8
Third Quarter                                             $29          $24-5/8             $24-1/2          $20
Fourth Quarter                                            $29          $22-3/8               $24          $17-1/2


- ---------------------------------------------------------------------------------------------------------------------

The Company's common stock is listed on the New York Stock Exchange (NYSE) under the symbol "RXR". The preceding tables set forth the high and low sales prices of the common stock as reported in the NYSE Composite Tape for the quarterly periods indicated. No dividends were declared or paid during fiscal 1996 and 1995.

     (1) Operating profit in 1996 is shown before the pretax effect of a non-recurring charge for merger-related expenses of $12.6 million ($6.5 million, net of tax, or $.10 per share). Net income and net income per share for 1996 are shown before the effect of this non-recurring charge and for 1995, before an extraordinary item related to a loss on early retirement of debt of $2.8 million, net of tax, or $.04 per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

During fiscal 1995, the Company completed an acquisition (the "Acquisition") of one of its competitors, Hook-SupeRx, Inc. ("HSI"). The operating results of the Company include the operating results of HSI retained operations (801 drugstores and a mail order facility) for all 52 weeks of fiscal 1996 and for 44 of the 53 weeks in fiscal 1995. To enhance comparability, unaudited pro forma amounts for both fiscal 1995 and fiscal 1994 have been presented in Note 13 to the consolidated financial statements, reflecting the financial results of the Company as if the Acquisition had occurred at the beginning of the periods presented.

RESULTS OF OPERATIONS

Comparison of the 52 Weeks Ended June 1, 1996 ("fiscal 1996") and the 53 weeks ended June 3, 1995 ("fiscal 1995"): Net sales increased 14.8% to $5,087.7 million for fiscal 1996, from $4,431.9 million for fiscal 1995. HSI retained operations generated $376.0 million of the net sales increase while net sales from core Revco stores (stores operated prior to the Acquisition) increased $279.8 million or 9.7%. On a comparable store basis, net sales increased 8.0% for fiscal 1996, with core Revco stores rising 8.1% and HSI stores rising 7.8%.

Prescription sales, which comprised 58.1% of net sales for fiscal 1996, were primarily responsible for the overall increase in net sales, increasing $458.9 million, or 18.4%. HSI retained operations generated $239.6 million of the prescription sales increase. Prescription sales in core Revco stores increased $219.3 million, or 13.6%. The number of prescriptions filled by the Company in core Revco stores increased 8.0% from fiscal 1995 to fiscal 1996. Sales comparisons in core Revco stores for fiscal 1996 are distorted by the fact that fiscal 1995 contains a 53rd week of operating results. Excluding the 53rd week of fiscal 1995 operating results, the growth in the number of prescriptions filled in core Revco stores exceeded 10.0% in fiscal 1996. The increase in prescription sales was attributable to an increase in managed care sales. Managed care sales, that segment of the prescription business whereby someone other than the customer (typically an insurance carrier) pays for the prescription, continue to drive the overall growth rate in prescription business. Managed care sales comprised 70.6% of total prescription sales for fiscal 1996, compared to 64.9% in fiscal 1995.

Over-the-counter ("OTC") sales increased $196.9 million, or 10.2%, to $2,133.7 million for fiscal 1996. HSI retained operations generated $136.4 million of the OTC sales increase. OTC sales in core Revco stores increased $60.5 million, or 4.8%. The majority of this increase was attributable to the growth in the number of store locations.

Cost of sales increased 15.9% to $3,593.5 million in fiscal 1996 from $3,100.1 million in fiscal 1995. Gross margin increased 12.2% but declined as a percentage of sales to 29.4% in fiscal 1996 from 30.1% in fiscal 1995. Margin rates associated with prescription sales declined due to the increase in managed care sales as a percentage of total prescription sales and continued pressure on margin rates within the managed care business. Managed care sales have positively impacted the Company's net sales and gross margin dollar growth, but yield lower profit percentages than non-managed care sales. The LIFO charge increased $2.9 million to $19.7 million in fiscal 1996 primarily due to higher inflation rates, but remained constant as a percentage of sales at .4%. The decline in the prescription margin rate and higher LIFO charge was partially offset by a slight increase in the OTC gross margin rate due to continued favorable purchasing terms.

Operating expenses increased $102.6 million, or 9.6%, but decreased as a percentage of sales to 23.0% in fiscal 1996 from 24.0% in fiscal 1995. The improvement in operating expenses as a percentage of sales was attributable to the leveraging of relatively fixed, non-store expenses over a broader store base made possible by the Acquisition, coupled with a more favorable store labor rate to sales in the HSI stores as the Company realized the benefits of improved store systems installed in these locations during fiscal 1995.

The Company recorded a pretax non-recurring charge of $12.6 million in the fourth quarter of fiscal 1996 for expenses related to a failed merger transaction with Rite Aid Corporation ("Rite Aid"). The charge consisted of professional fees, employee retention costs and other merger-related costs and is discussed further in Note 2 to the consolidated financial statements.

Depreciation and amortization expense increased $16.7 million to $107.1 million in fiscal 1996, due to the inclusion of HSI operations and HSI related goodwill amortization in the Company's consolidated results of operations for 52 weeks in fiscal 1996 versus 44 weeks in fiscal 1995 and increased depreciation expense associated with the remodeling program in the HSI stores.

Net interest expense (interest expense net of interest income) was $59.3 million for fiscal 1996 compared with $55.2 million for fiscal 1995. The increase in interest expense between years was attributable to higher average debt balances outstanding for the full fiscal year as a result of the Acquisition.

The Company's effective income tax rate of 48.1% for fiscal 1996 differs from the federal income tax statutory rate of 35.0% principally because of state and local income taxes (6.5%) and permanent differences arising from: (1) amortization of reorganization value in excess of amounts allocable to identifiable assets totaling $17.6 million; and (2) amortization of goodwill totaling $9.8 million. The Company expects its taxes payable to be significantly lower than the amounts recorded in its income tax provision due to the utilization of net operating loss carryforwards ("NOLs"). See the discussion under the caption "Certain Tax Matters" in the Liquidity and Capital Resources section which follows.

Comparison of the 53 Weeks Ended June 3, 1995 ("fiscal 1995") and the 52 Weeks Ended May 28, 1994 ("fiscal 1994"): Net sales increased 77.0% to $4,431.9 million for fiscal 1995, from $2,504.0 million for fiscal 1994. HSI retained operations generated $1,535.2 million of the net sales increase while net sales from core Revco stores increased $392.7 million or 15.7%. On a comparable store basis, net sales in core Revco stores increased 9.4%.

Prescription sales, which comprised 56.3% of net sales for fiscal 1995, were primarily responsible for the overall increase in net sales, increasing $1,161.3 million, or 87.1%. Prescription sales in core Revco stores increased $292.4 million, or 21.9%. The number of prescriptions filled by the Company in core Revco stores increased 17.2% from fiscal 1994 to fiscal 1995. Although a portion of this increase in prescriptions filled was attributable to an increase in the number of core Revco store locations, the majority of the increase was attributable to comparable store sales growth and the inclusion of an additional week of operations in fiscal 1995. Excluding the additional week of operations, the growth rate for prescriptions filled in core Revco stores was approximately 14.6%. The increase in prescription sales was attributable to an increase in managed care sales. Managed care sales comprised 64.9% of total prescription sales for fiscal 1995, compared to 54.4% in fiscal 1994.

OTC sales increased $766.6 million, or 65.5%, to $1,936.8 million for fiscal 1995 from $1,170.2 million in fiscal 1994. OTC sales in core Revco stores increased $100.3 million, or 8.6%. Approximately $24.0 million of this increase was attributable to an additional week of operations in fiscal 1995, with the remainder of the increase attributable to the growth in the number of core Revco store locations, which increased 5.0% to 1,311 retail locations at June 3, 1995 from 1,248 retail locations at May 28, 1994.

Cost of sales increased 78.0% to $3,100.1 million in fiscal 1995 from $1,742.0 million in fiscal 1994. Gross margin increased 74.8% but, as a percentage of sales, declined to 30.1% in fiscal 1995 from 30.4% in fiscal 1994. Gross margin was negatively impacted by a $9.6 million higher LIFO provision due to higher inflation rates and inventory levels in fiscal 1995 versus fiscal 1994. The LIFO charge in fiscal 1995 was $16.8 million or .4% of sales versus $7.2 million or
 .3% of sales in fiscal 1994. The remaining decrease in gross margin as a percentage of sales was attributable to a decline in margin rates on prescription sales. Margin rates associated with prescription sales declined due to the increase in managed care sales as a percentage of total prescription sales. Managed care sales have positively impacted the Company's net sales and gross margin growth, but yield lower profit percentages than non-managed care sales.

Operating expenses increased $456.8 million, or 75.0%, but decreased as a percentage of sales to 24.0% in fiscal 1995 from 24.3% in fiscal 1994. Despite higher store labor and distribution costs in the HSI operations during fiscal 1995, the Company was able to leverage non-store expenses over a broader store base made possible by the Acquisition.

Depreciation and amortization expense increased $37.8 million, from $52.6 million in fiscal 1994 to $90.4 million in fiscal 1995. Of this increase, $21.1 million was due to the inclusion of HSI retained operations in the Company's consolidated results of operations. Depreciation expense associated with the installation of the Company's Prescription Access Link ("PAL") system and point-of-sale ("POS") scanning in retained HSI stores accounted for the majority of the remaining increase. Goodwill recorded in the Acquisition of $385.0 million is being amortized using a forty-year life.

Net interest expense was $55.2 million for fiscal 1995 compared with $23.3 million for fiscal 1994. The increase in interest expense between years was attributable to higher average debt balances outstanding as a result of the Acquisition.

The Company's effective income tax rate of 49.3% for fiscal 1995 differs from the federal income tax statutory rate of 35.0% principally because of state and local income taxes (6.4%) and permanent differences arising from: (1) amortization of reorganization value in excess of amounts allocable to identifiable assets totaling $17.6 million; and (2) amortization of goodwill totaling $8.0 million.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion regarding liquidity and capital resources should be read in conjunction with the Company's Consolidated Balance Sheets and the Consolidated Statements of Cash Flows as of and for the periods ended June 1, 1996 and June 3, 1995.

Fiscal 1996: Cash, including temporary cash investments, increased $5.0 million during fiscal 1996 to $8.4 million. Cash generated by operations, before working capital items, totaled $226.6 million, an improvement of $21.1 million from the $205.5 million generated during fiscal 1995. Focused management of working capital, particularly in the inventory position of the Company, resulted in a $17.3 million source of cash from net changes in working capital items (and other operating assets and liabilities).

Cash generated by operations includes $18.7 million in tax benefits from NOLs expected to be utilized on the Company's 1996 federal income tax return. The Company expects to utilize approximately $53.0 million of NOLs benefited in fiscal 1996 and $28.0 million of NOLs benefited in fiscal 1995 on its 1996 federal income tax return. The status of the Company's NOLs is discussed further under the caption "Certain Tax Matters".

Net cash provided by operating activities includes $10.4 million in cash proceeds from the sale of substantially all of the assets of the Company's wholly owned subsidiary, Revco Home Health Care Centers, Inc., which was sold in the second quarter.

Net cash used for investing activities totaled $110.7 million, all of which related to the Company's capital expenditures, as discussed further under the caption "Capital Expenditures".

Net cash used by financing activities was $128.2 million, of which $166.3 million represents a net reduction in borrowings outstanding under the Company's revolving credit facility (the "Revolving Credit Facility").

In May 1996, the Company's Board of Directors authorized the repurchase by the Company of up to three million shares of common stock. Through July 12, 1996, no shares have been repurchased by the Company under this authorization. During fiscal 1995, the Company repurchased 700,000 shares of common stock at an aggregate price of $12.8 million under a previously authorized repurchase program.

Fiscal 1995: Cash, including temporary cash investments, decreased $21.0 million during fiscal 1995 to $3.4 million. Cash generated by operations, before working capital items, totaled $205.5 million, an improvement of $78.5 million from the $127.0 million generated in fiscal 1994. Net changes in working capital items (and other operating assets and liabilities) resulted in a $192.7 million use of cash. The majority of this use of cash, $161.7 million, represented an increase in inventory levels, net of vendor support, to adequately stock the acquired HSI stores.

Net cash used for investing activities during fiscal 1995 was $416.4 million, $278.0 million of which related to the Acquisition and subsequent HSI integration efforts. As discussed more fully in Note 3 to the consolidated financial statements, during fiscal 1995 Revco acquired HSI for a total acquisition value of $632.6 million, including acquired debt of HSI of $330.5 million, resulting in a net cash outlay to Revco of $302.1 million. Of this cash outlay, $217.0 million was financed through a rights offering of the Company's common stock. The Company completed a store divestiture program shortly after the Acquisition date, divesting certain of the acquired HSI operations. The net cash proceeds raised from this program, after estimated working capital paydowns, were $128.8 million. Incremental and non-recurring costs of the Acquisition totaled $97.3 million and were charged to an acquisition reserve established in purchase accounting. The majority of these costs represented severance and payroll costs to former HSI employees.

Additions to property, equipment and leasehold improvements of $138.4 million for fiscal 1995 include the capitalizable costs of the installation of PAL, POS scanning and distribution systems in the retained HSI operations and costs related to the HSI and Revco store base, as discussed further under the caption "Capital Expenditures".

Net cash provided by financing activities was $382.6 million. Financing for the Acquisition was accomplished through a $217.0 million rights offering of the Company's common stock and new bank facilities.

CAPITAL EXPENDITURES: During fiscal 1996, the Company reinvested $110.7 million in its operations, of which $61.0 million represented the Company's investment in new stores and the upgrade through relocation or expansion of its existing drugstore base. During fiscal 1996, the Company opened 85 new stores and relocated 54 stores. The Company spent $13.4 million to upgrade POS registers with improved technology in existing core Revco drugstores. An additional $16.4 million was spent on the HSI store base during fiscal 1996 to install anti-theft detection systems in all of the remaining HSI stores and to continue remodeling the HSI stores to Revco's store design and decor package. During fiscal 1996, the Company completed the remodeling of 149 acquired HSI stores, bringing the total number of former HSI stores remodeled since the Acquisition to 304 stores. Finally, the Company invested $16.0 million in its distribution centers to expand and upgrade its facilities.

During fiscal 1995, the Company reinvested $138.4 million in its operations, $38.4 million of which represented the capitalizable costs of installing Revco's PAL, POS scanning and distribution systems in the retained HSI operations. An additional $32.1 million was spent on the HSI store base during fiscal 1995 to remodel the HSI stores. During fiscal 1995, the Company completed the remodeling of 155 HSI stores. In addition to the HSI stores, the Company reinvested $67.9 million in its core Revco business, the majority of which was used to expand and upgrade the Revco store base. In addition to other store improvements, the Company opened 75 new stores and relocated 37 stores.

During fiscal 1997, the Company intends to open 60 new stores and relocate 60 existing stores. More than 70% of these store projects will be the Company's larger, freestanding units. The Company also intends to continue its remodeling program in the HSI stores, with 150 store projects planned for fiscal 1997. The Company has no material commitments in connection with these planned capital expenditures. Funds for these expenditures are expected to be provided from the Revolving Credit Facility and cash generated internally.

CERTAIN TAX MATTERS: As of June 3, 1995, estimated NOLs reported on the Company's federal income tax returns were approximately $352.0 million. Approximately $98.0 million of these NOLs are subject to a use limitation ("restricted NOLs") of approximately $27.0 million per year under Section 382 of the Internal Revenue Code. The Company believes that it will not be able to utilize approximately $81.0 million of the restricted NOLs because of the allocation method for the annual use limitation under proposed income tax regulations applicable to related corporations belonging to two separate consolidated groups.

While the Company believes that it is justified in taking the positions that it has taken with respect to the NOLs, the law with respect to the treatment of some of the items making up the NOLs is unclear or unsettled. Although the Company believes its calculations of the NOLs are reasonable, the NOLs and the other items on the Company's tax returns are subject to audit by the Internal Revenue Service ("IRS"). Due to the lack of specific guidance on certain significant issues, the Company's position with respect to some or all of the items making up the NOLs could be challenged by the IRS. If the IRS were to successfully disallow some or all of the Company's NOLs, the Company would be able to offset less of its taxable income with NOLs and other tax deductions.

For fiscal 1996, the Company will utilize approximately $11.0 million of restricted NOLs and approximately $70.0 million of unrestricted NOLs to offset projected taxable income of the Company, leaving estimated NOLs for fiscal 1997 of approximately $271.0 million, of which approximately $81.0 million the Company may be unable to utilize, as discussed above.

SOURCES OF LIQUIDITY: The Company has three principal sources of liquidity: (1) cash and cash equivalents; (2) the Revolving Credit Facility; and (3) cash from operations. Management of the Company believes that the Company's cash on hand and cash from operations, together with borrowings and letters of credit under the Revolving Credit Facility, will be sufficient to cover its working capital, capital expenditure and debt service requirements until the maturity date of the Revolving Credit Facility.

The Revolving Credit Facility is an unsecured obligation of the Company maturing on July 27, 2000 and provides for a total credit commitment of $650.0 million, reducing to $600.0 million in July 1998 and $525.0 million in July 1999.

The Revolving Credit Facility includes minimum interest and lease expense coverage ratio, maximum total indebtedness to adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") ratio, as well as customary other covenants, representations and warranties, funding conditions and events of default. The Company does not believe that the restrictions contained in these financial and operating covenants will cause significant limitations on the Company's financial flexibility.

                        REVCO D.S., INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
     FOR THE FISCAL YEARS ENDED JUNE 1, 1996, JUNE 3, 1995 AND MAY 28, 1994
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                              1996             1995            1994
                                                              ----             ----            ----


Net sales                                                   $5,087.7           $4,431.9       $2,504.0
Cost of sales                                                3,593.5            3,100.1        1,742.0
Operating expenses                                           1,168.3            1,065.7          608.9
Depreciation and amortization                                  107.1               90.4           52.6
Non-recurring charge                                            12.6                 --             --
                                                           ---------          ---------      ---------

  Operating profit                                             206.2              175.7          100.5

Interest expense                                                60.1               57.6           24.3
Interest income                                                  (.8)              (2.4)          (1.0)
                                                           ---------          ---------      ---------

  Income before income taxes and
     extraordinary item                                        146.9              120.5           77.2

Income tax provision                                            70.7               59.4           38.5
                                                           ---------          ---------      ---------

  Net income before extraordinary item                          76.2               61.1           38.7
Extraordinary item, loss related to early retirement
  of debt, net of income tax benefit of $2.4 million              --               (2.8)            --
                                                           ---------          ---------      ---------

  Net income                                               $    76.2          $    58.3      $    38.7
                                                           =========          =========      =========


  Net income per share:
    Net income before extraordinary item                   $    1.14          $     .95      $     .77
    Extraordinary item                                           --                (.04)            --
                                                           ---------          ---------      ---------
    Net income                                             $    1.14          $     .91      $     .77
                                                           =========          =========      =========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        REVCO D.S., INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AT JUNE 1, 1996 AND JUNE 3, 1995
                              (DOLLARS IN MILLIONS)


                                                                                       1996               1995
                                                                                       ----               ----
ASSETS
Current assets:
  Cash, including temporary cash investments                                         $    8.4          $    3.4
  Accounts receivable, less allowance for doubtful
    accounts of $24.6 and $21.7, respectively                                           120.6             102.5
  Inventories                                                                           968.4             962.9
  Prepaid expenses                                                                       19.4              20.2
                                                                                     --------          --------

      Total current assets                                                            1,116.8           1,089.0

Property, equipment and leasehold improvements, net                                     320.1             278.8
Leasehold interests, net                                                                 51.3              58.1
Goodwill, net                                                                           367.2             377.0
Reorganization value in excess of amounts allocable
  to identifiable assets, net                                                           205.0             241.3
Net deferred tax asset                                                                   13.6              38.2
Other assets                                                                             59.5              67.4
                                                                                     --------          --------
                                                                                     $2,133.5          $2,149.8
                                                                                     ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Bank debit balances                                                                $   52.5          $   32.2
  Current portion of long-term debt                                                        --              41.6
  Accounts payable                                                                      335.7             325.4
  Accrued liabilities                                                                   315.3             290.3
                                                                                     --------          --------

      Total current liabilities                                                         703.5             689.5

Long-term debt                                                                          514.9             639.6
Long-term liabilities                                                                    46.5              47.6
Commitments and contingencies (Note 9)

Stockholders' equity:
  Common stock, par value $.01 per share; issued
    and outstanding 68,486,112 and 67,064,611,
    respectively                                                                           .7                .7
  Preferred stock, par value $.01 per share; no
    shares issued or outstanding                                                           --                --
  Additional paid-in capital                                                            693.3             674.0
  Retained earnings                                                                     187.4             111.2
  Treasury stock, at cost, 700,000 shares                                               (12.8)            (12.8)
                                                                                     --------          --------

      Total stockholders' equity                                                        868.6             773.1
                                                                                     --------          --------
                                                                                     $2,133.5          $2,149.8
                                                                                     ========          ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        REVCO D.S., INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                              (DOLLARS IN MILLIONS)



                                            COMMON STOCK
                                     --------------------------
                                                                 ADDITIONAL                  TREASURY         TOTAL
                                     NUMBER OF                    PAID-IN       RETAINED    STOCK, AT     STOCKHOLDERS'
                                       SHARES        AMOUNT       CAPITAL       EARNINGS       COST          EQUITY
                                       ------        ------       -------       --------       ----          ------


BALANCE, MAY 29, 1993                 50,023,772    $  .5          $ 439.0     $  14.2        $    --       $ 453.7

Net income                                    --       --              --         38.7              --         38.7
Exercise of stock options                203,490       --              1.8          --              --          1.8
Compensation expense                          --       --              1.0          --              --          1.0
Common stock issued to
   401(k) Savings Plan                   343,035       --              4.5          --              --          4.5
                                      ----------    -----          -------     -------        --------      -------

BALANCE, MAY 28, 1994                 50,570,297       .5            446.3        52.9              --        499.7

Net income                                    --       --              --         58.3              --         58.3
Exercise of stock options                164,965       --              1.6          --              --          1.6
Compensation expense                          --       --               .8          --              --           .8
Common stock issued to
   401(k) Savings Plan                   132,204       --              2.6          --              --          2.6
Common stock issued to
   Stock Purchase Plan                   697,780       --              9.1          --              --          9.1
Rights offering                       15,499,365       .2            216.8          --              --        217.0
Stock issuance costs                          --       --             (3.2)         --              --         (3.2)
Purchase of treasury stock                    --       --              --           --           (12.8)       (12.8)
                                      ----------    -----          -------     -------        --------      -------

BALANCE, JUNE 3, 1995                 67,064,611       .7            674.0       111.2           (12.8)       773.1

Net income                                    --       --              --         76.2              --         76.2
Exercise of stock options and
  other stock awards                     967,967       --              8.9          --              --          8.9
Compensation expense                          --       --               .9          --              --           .9
Common stock issued to
   401(k) Savings Plan                   214,607       --              5.2          --              --          5.2
Common stock issued to
   Stock Purchase Plan                   238,927       --              4.3          --              --          4.3
                                      ----------    -----          -------     -------        --------      -------

BALANCE, JUNE 1, 1996                 68,486,112    $  .7          $ 693.3     $ 187.4        $  (12.8)     $ 868.6
                                      ==========    =====          =======     =======        ========      =======


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        REVCO D.S., INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE FISCAL YEARS ENDED JUNE 1, 1996, JUNE 3, 1995 AND MAY 28, 1994
                              (DOLLARS IN MILLIONS)


                                                            1996              1995              1994
                                                            ----              ----              ----
NET CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                             $ 76.2           $   58.3           $ 38.7
    Adjustments to reconcile net income
     to net cash provided by operating
     activities:
      Depreciation and amortization                         107.1               90.4             52.6
      Deferred income taxes                                  24.6               37.0             11.0
      Net operating loss carryforwards utilized              18.7               17.0             24.7
      Extraordinary item, loss on early retirement
       of debt, net of income tax benefit                      --                2.8               --
    Changes in operating assets and liabilities:
     (Increase) in accounts receivable, net                 (18.1)             (28.9)            (7.8)
     (Increase) in inventories                               (5.5)            (234.4)           (17.6)
     (Increase) decrease in prepaid expenses                   .8              (13.5)             (.8)
     (Increase) in other assets                              (1.0)             (13.2)            (9.1)
     Increase in accounts payable                            10.3               72.7             24.0
     Increase in accrued liabilities                         30.8               24.6              8.6
                                                          -------            -------          -------

Net cash flows provided by operating
  activities                                                243.9               12.8            124.3
                                                          -------            -------            -----

NET CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property, equipment and leasehold
     improvements                                          (110.7)            (138.4)           (36.0)
    Purchase of Hook-SupeRx, Inc. subsidiary,
     net of cash acquired                                      --             (302.1)              --
    Payment of professional fees associated with
     the Acquisition                                           --               (7.4)              --
    Proceeds from Store Divestiture Program                    --              128.8               --
    Acquisition Reserve payments                               --              (97.3)              --
                                                           -------           -------        ---------

Net cash flows used by investing
  activities                                               (110.7)            (416.4)           (36.0)
                                                          -------            -------         --------

NET CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in bank debit balances                           20.3              32.2                --
  Payments of long-term debt                              (248.4)           (432.3)           (161.2)
  Proceeds from issuance of long-term debt                  82.1             582.4              85.0
  Payment of debt and stock issuance costs                    --             (14.4)             (4.5)
  Payment of consent solicitation fees                        --                --             (10.3)
  Proceeds from stock rights offering                         --             217.0                --
  Proceeds from common stock issued under employee
    benefit plans                                           17.8              10.5               9.5
  Purchase of treasury stock                                  --             (12.8)               --
                                                        --------          --------           -------

Net cash flows provided (used) by financing
  activities                                              (128.2)            382.6             (81.5)
                                                        --------          --------           -------
Net increase (decrease) in cash and
  temporary cash investments                                 5.0             (21.0)              6.8
Cash and temporary cash investments at
  beginning of period                                        3.4              24.4              17.6
                                                        --------          --------           -------
Cash and temporary cash investments at
  end of period                                         $    8.4          $    3.4           $  24.4
                                                        ========          ========           =======

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS FOR:
    Interest                                            $   45.9          $   52.6           $  21.0
    Income taxes                                            39.2               9.4               3.2


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        REVCO D.S., INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Revco D.S., Inc. (the "Company") operates 2,184 retail drugstores in fourteen contiguous Midwestern, Southeastern and Eastern states. The Company's stores are health-oriented neighborhood pharmacies offering pharmaceuticals and related merchandise.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

       The significant accounting policies applied in preparing the accompanying consolidated financial statements of the Company are summarized below:

       BASIS OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain balances have been reclassified to conform to the presentation at June 1, 1996.

       FISCAL YEAR

       The Company's fiscal year ends on the Saturday closest to May 31. The fiscal year refers to the year in which the period ends (e.g., fiscal 1996 ended June 1, 1996). Fiscal years generally consist of 52 weeks, with the exception of fiscal year 1995 which contains 53 weeks.


       CASH AND TEMPORARY CASH INVESTMENTS

       Temporary cash investments include all highly liquid investments with original maturities of three months or less.

       INVENTORIES

       Inventories are stated at the lower of cost or market. The cost of substantially all inventories is determined on a last-in, first-out
       (LIFO) basis. If the first-in, first-out (FIFO) method of inventory accounting had been used, inventories would have been approximately $55.8 million and $36.1 million higher than reported at June 1, 1996 and June 3, 1995, respectively.

       PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

       Depreciation expense is computed on a straight-line basis. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter.

       The ranges of estimated useful lives used in computing depreciation and amortization are as follows:

           Buildings and improvements                   20 years
           Fixtures and equipment                   3 to 7 years
           Autos and trucks                              5 years
           Leasehold improvements                  3 to 10 years



       LEASEHOLD INTERESTS

       Leasehold interests are being amortized over the remaining lease term or 15 years, whichever is shorter. At June 1, 1996 and June 3, 1995, accumulated amortization was $13.9 million and $8.6 million, respectively.

       GOODWILL

       Goodwill recorded in the acquisition of Hook-SupeRx, Inc. ("HSI") is being amortized on a straight-line basis over 40 years. This amortization is a non-deductible expense for tax purposes. At June 1, 1996, and June 3, 1995, accumulated amortization was $17.8 million and $8.0 million, respectively.

     REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS

     Reorganization value in excess of amounts allocable to identifiable assets ("reorganization goodwill") is being amortized on a straight-line basis over 20 years. This amortization is a non-deductible expense for tax purposes.

     The Company has net operating loss carryforwards ("NOLs") available to offset future federal and state taxable income. These NOLs are attributable to the time period prior to the Company's emergence from Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in fiscal 1992. Under the recommended accounting principles for entities emerging from Chapter 11 ("Fresh Start Reporting"), any benefits realized from the utilization of these NOLs should reduce reorganization goodwill. Below is a reconciliation of the original reorganization goodwill recorded by the Company upon emergence from Chapter 11 to the net amount reflected in the fiscal 1996 and 1995 balance sheets (dollars in millions):

                                                 1996             1995
                                                 ----             ----

         Original balance recorded              $352.1           $352.1
         Accumulated amortization                (70.4)           (52.8)
         Cumulative NOLs utilized                (76.7)           (58.0)
                                                ------           ------
                                                $205.0           $241.3
                                                ======           ======

     INCOME TAXES

     Deferred income taxes are provided for at the current statutory rates on the difference between financial statement basis and tax basis of assets and liabilities and are classified in the balance sheet as current or non-current consistent with the expected reversal date of the temporary differences.

     STORE PRE-OPENING EXPENSES

     Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged to operating expense when incurred.

     ADVERTISING

     Advertising costs are expensed as incurred. Total advertising expenses were $88.6, $85.3 and $50.2 million for the three fiscal years ended June 1, 1996, respectively.

     POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS

     The Company's present benefit structure does not provide for postemployment benefits other than pensions for current employees. The Company provides certain health and life insurance benefits for selected retired employees who met eligibility requirements and are grandfathered under former benefit plans which have since been amended or terminated. The costs of these benefits have been fully accrued by the Company.

     The Company is a party to deferred compensation and supplemental retirement arrangements with 58 current and former officers and employees of the Company. The Company has accrued a liability equal to the present value of future amounts payable under the terms of these agreements. The agreements also provide survivor benefits in the event of death prior to retirement for current officers and employees.

     The Company is a party to employment agreements (the "Employment Agreements") with each of its current officers and two non-officer employees. Each of the Employment Agreements is effective until terminated by the Company or the employee, with or without cause. (The aggregate annual salaries provided by the Employment Agreements are approximately $5.0 million.) The Employment Agreements provide that, in the event of a termination for "good reason" by the employee or a termination without cause by the Company, the Company will have an obligation to continue benefits and to pay the terminated employee's salary for a specified period (the "Severance Period"). The Employment Agreements provide for Severance Periods of 24 months for members of the Company's management executive committee and 12 months for the other officers as well as the non-officer employees, with additional enhancements to the Severance Periods in the event of a change in control of the Company.

     EARNINGS PER SHARE

     Earnings per share were computed using weighted average number of shares and common stock equivalents outstanding of 66,869,823, 64,365,943 and 50,318,177 for the three fiscal years ended June 1, 1996, respectively. Fully diluted earnings per share are the same as primary earnings per share.

     ADOPTION OF NEW ACCOUNTING STANDARDS

     The Company will adopt the following Statements of Financial Accounting Standards ("SFAS") during fiscal 1997.

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued in March 1995 and is effective for fiscal years that begin after December 15, 1995. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management has performed a preliminary review and has determined that this statement will not have a material impact on the Company's reported results of operations.

     SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995 and is effective for fiscal years that begin after December 15, 1995. This standard establishes accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. Under SFAS No. 123, the Company may either adopt the new fair value based accounting method or continue the intrinsic value based method under current accounting standards and provide pro forma disclosures of net income and net income per share as if the accounting provisions of SFAS No. 123 had been adopted. The Company plans to continue to account for its stock-based employee compensation plans using the intrinsic value based method under current accounting standards and adopt the disclosure requirements of SFAS No. 123.

(2)  NON-RECURRING CHARGE

     In November 1995, Rite Aid Corporation ("Rite Aid") and the Company announced that they had entered into a definitive merger agreement in which Rite Aid would acquire the Company. In April 1996, Rite Aid informed the Company that Rite Aid was withdrawing its tender offer for the Company's common stock. Following Rite Aid's announcement, the Company and Rite Aid terminated the merger agreement pursuant to which the tender offer had been made.

     The Company recorded a non-recurring charge of $12.6 million for expenses related to the failed merger attempt consisting of professional fees, employee retention costs and other merger-related costs.



(3)  ACQUISITION OF HOOK-SUPERX, INC.

     In July 1994, Revco completed its acquisition of HSI (the "Acquisition") for a total acquisition value of $632.6 million, including acquired debt of HSI of $330.5 million. The Acquisition was accounted for using the purchase method. Accordingly, the carrying values of HSI's net assets, including the establishment of the acquisition reserve (the "Acquisition Reserve") discussed below, have been adjusted to their estimated fair values. The excess of the purchase price over the net identifiable assets and liabilities of HSI totaled $385.0 million and is reported as goodwill.

     To finance the Acquisition, the Company replaced its former bank facilities. The accelerated amortization of unamortized deferred financing costs associated with the former bank facilities totaled $5.2 million, before applicable income tax benefit of $2.4 million, and has been accounted for as a net extraordinary loss of $2.8 million in fiscal 1995.

     As a result of the Acquisition, results of operations for the Company for fiscal 1996 are not comparable to results of operations for fiscal 1995 and fiscal 1994. Operating results of the Company include the operating results of retained HSI operations (801 drugstores and a mail order facility) since the Acquisition date, or for all 52 weeks of fiscal 1996 and for 44 of the 53 weeks included in fiscal 1995. To enhance comparability and to provide a more meaningful analysis of operating trends, unaudited pro forma amounts for both fiscal 1995 and 1994 have been presented in Note 13.

     STORE DIVESTITURE PROGRAM

     Operations of HSI that the Company had targeted for divestiture, 271 HSI stores and two distribution centers that were sold or closed in non-overlap states and 42 HSI stores that were consolidated into existing Revco stores in overlap states (the "Store Divestiture Program") have been excluded from the Company's results of operations since the date of the Acquisition. The Store Divestiture Program was completed during the second quarter of fiscal 1995, in a series of unrelated transactions. Net cash proceeds raised, after estimated working capital paydowns, were $128.8 million.

     ACQUISITION RESERVE

     Severance and payroll costs associated with the Store Divestiture Program and the shutdown of HSI's administrative offices, completed during fiscal 1995, as well as the costs of the discontinued activities of these operations during the closing process, were charged to the Acquisition Reserve, along with certain incremental non-recurring costs directly attributable to the Acquisition. Activity charged to the Acquisition Reserve from the date of the Acquisition through the completion of the divestiture and integration process at the end of fiscal 1995 totaled $97.3 million and included severance and payroll costs of $39.8 million, discontinued activities expenses of $32.0 million and other direct, incremental and non-recurring costs of $25.5 million.


(4)  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of (dollars in millions):

                                                                                  1996                 1995
                                                                                  ----                 ----

              Land                                                               $  17.1             $  17.6
              Buildings and improvements                                            60.8                52.1
              Fixtures and equipment                                               264.3               209.3
              Autos and trucks                                                       2.6                 1.5
              Leasehold improvements                                               128.7                97.9
              Construction in progress                                               6.1                 7.5
                                                                                 -------             -------
                                                                                   479.6               385.9
              Less accumulated depreciation and amortization                      (159.5)             (107.1)
                                                                                 -------             -------
                                                                                 $ 320.1             $ 278.8
                                                                                 =======             =======

(5)  FINANCING

     Long-term debt consists of (dollars in millions):
                                                                                    1996               1995
                                                                                    ----               ----

              Bank facilities                                                     $230.0              $396.3
              9.125% Senior Notes                                                  140.0               140.0
              10.125% Senior Notes                                                 144.9               144.9
                                                                                  ------              ------
                                                                                   514.9               681.2
       Less current portion                                                           --               (41.6)
                                                                                  ------              ------
       Total long-term debt                                                       $514.9              $639.6
                                                                                  ======              ======

     Future maturities of long-term debt are as follows (dollars in millions):

              FISCAL YEAR
              -----------

              1997                                                              $    --
              1998                                                                   --
              1999                                                                   --
              2000                                                                140.0
              2001                                                                230.0
              2002 and thereafter                                                 144.9

(6)    ACCRUED LIABILITIES

       Accrued liabilities consist of (dollars in millions):
                                                                                1996                    1995
                                                                                ----                  ------
              Store rental obligations                                       $  74.3                 $  79.8
              Salaries and wages                                                83.0                    68.2
              Other employee benefits                                           59.7                    45.5
              Insurance                                                         31.0                    32.2
              Income and non-income taxes                                        9.2                     8.2
              Other                                                             58.1                    56.4
                                                                             -------                 -------
                                                                             $ 315.3                 $ 290.3
                                                                             =======                 =======

       Accruals for store rental obligations include any rental obligations associated with closed store locations.

(7)    STOCKHOLDERS' EQUITY

       The authorized capital stock of the Company consists of 125,000,000 shares of stock, of which 25,000,000 shares, $.01 par value per share, are preferred stock and 100,000,000 shares, $.01 par value per share, are common stock.

       COMMON STOCK

       The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to any preferential rights held by holders of the preferred stock, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

       In July 1994, a rights offering was completed, raising gross proceeds of $217.0 million to partially finance the Acquisition. In connection with the rights offering, the Company entered into a standby purchase agreement with Zell/Chilmark Fund, L.P. ("Zell/Chilmark"), pursuant to which Zell/Chilmark agreed to acquire from the Company all shares of common stock subject to its basic subscription privilege and any and all of the underlying shares which remained after the exercise of the rights and the satisfaction of all subscriptions pursuant to an oversubscription privilege. The Company paid a fee of $2.9 million to Zell/Chilmark in connection with the standby purchase agreement.

       PREFERRED STOCK

       The Company's Board of Directors (the "Board") has the authority to issue 25,000,000 shares of preferred stock in one or more series and to fix the designation and relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, without any further vote or action by the stockholders. The Company has no present plans to issue any of the preferred stock.

       TREASURY STOCK

       In May 1996, the Board authorized the repurchase by the Company of up to three million of the Company's outstanding shares of common stock. Through July 12, 1996, no shares have been repurchased by the Company under this authorization. During fiscal 1995, the Company repurchased a total of 700,000 shares at an aggregate purchase price of $12.8 million under a previously authorized repurchase program.

(8)    STOCK PURCHASE AND OPTION PLANS

       The Company's 1993 Employee Stock Purchase Plan (the "Stock Purchase Plan") enables all employees of the Company to subscribe to shares of common stock on offering dates generally coinciding with the Company's fiscal year, at a purchase price equal to the lesser of 85% of the fair market value of the common stock on the first or last day of the offering period. During fiscal 1996, the Company's stockholders approved an increase in the maximum number of shares of common stock reserved for issuance under the Stock Purchase Plan from 1,200,000 to 2,700,000. At June 1, 1996, 1,763,293 shares remained available for issuance through the Stock Purchase Plan.

       The Company has two plans under which stock awards may be granted.

       The 1992 Long-Term Incentive Plan (the "Incentive Plan") provides for the granting of stock awards to officers and other key employees of the Company. The stock awards may consist of non-qualified stock options, restricted stock awards and other performance awards. A maximum of 6,520,000 shares of common stock are reserved for issuance under the Incentive Plan.

       The 1992 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") provides for the granting of non-qualified stock options to certain non-employee directors of the Company. A maximum of 270,000 shares of common stock are reserved for issuance under the Directors' Plan.

       Non-qualified stock options granted under the Incentive Plan and Directors' Plan provide for the option to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of grant. On each anniversary of the date of grant, the exercise price for each non-vested option increases by an amount equal to 5% of the option price then in effect.

       The Incentive Plan and Directors' Plan are administered by the Human Resources Committee of the Board of Directors of the Company (the "Committee"). Options become exercisable at such times and in such installments as set by the Committee. Participants generally vest in the options over a five-year period.

       Information regarding the Company's stock option plans is summarized below:

                                                    INCENTIVE           DIRECTORS'              PRICE
                   NUMBER OF OPTIONS                  PLAN                 PLAN                PER SHARE
                -------------------------        ----------------     ---------------       -----------------

             Outstanding May 29, 1993                2,146,000             60,000            $ 8.38 - 10.88
               Granted                                 258,000             50,000             11.50 - 17.00
               Exercised                              (201,490)            (2,000)             8.38 -  9.92
               Canceled                                (41,460)                --              9.01 - 15.50
                                                     ---------          ---------
             Outstanding May 28, 1994                2,161,050            108,000              8.75 - 17.00
               Granted                               1,485,239             49,473             18.00 - 22.13
               Exercised                              (150,119)           (14,846)             8.75 - 18.00
               Canceled                               (118,774)            (6,000)             9.01 - 19.88
                                                     ---------          ---------
             Outstanding June 3, 1995                3,377,396            136,627              8.75 - 22.13
               Granted                               1,808,700             35,000             20.75 - 27.75
               Exercised                              (681,917)            (5,000)             8.80 - 23.24
               Canceled                               (156,054)                --              9.01 - 23.24
                                                     ---------          ---------
             Outstanding June 1, 1996                4,348,125            166,627            $ 8.75 - 27.75
                                                     =========          =========            ==============

             EXERCISABLE
               AT JUNE 1, 1996                         943,298            131,671            $ 8.75 - 27.75
                                                     =========          =========            ==============

             RESERVED FOR FUTURE GRANT                 732,299             81,527
                                                     =========          =========

         In May 1996, the Committee awarded an aggregate of 281,050 shares of restricted stock to certain officers and key employees as a retention incentive in light of the failed Rite Aid merger transaction. The restricted stock awards vest over periods not to exceed two years and require, among other things, continued employment over the vesting period. Compensation expense of $6.5 million was recognized in connection with the restricted stock award grants and was included in the non-recurring charge (see Note 2) recorded in fiscal 1996.

(9)      LEASES

         The Company conducts certain warehousing and substantially all retailing operations in leased premises. Initial lease terms normally range from three to 20 years, and are generally renewable at the option of the Company. Leases are either gross leases, which provide for annual rentals that include executory expenses such as real estate taxes, insurance, common area and other operating costs which are paid by the lessor, or net leases which provide that the Company pay the above-mentioned expenses. Certain leases include a provision for the payment of contingent rent based upon a percentage of sales in excess of defined minimums. The Company also leases certain transportation and data processing equipment under leases expiring at various dates during the next ten years. All leases meet the criteria of, and are accounted for, as operating leases.



         Rental expense for the periods indicated was as follows (dollars in millions):

                                                                            1996           1995           1994
                                                                            ----           ----           ----
                  Minimum rentals                                         $131.4         $112.4          $66.7
                  Contingent rentals                                        41.7           30.4           17.2
                                                                          ------         ------          -----
                                                                          $173.1         $142.8          $83.9
                                                                          ======         ======          =====


         At June 1, 1996, future minimum rental commitments under all noncancelable leases were as follows (dollars in millions):
                                                                           REAL
                   FISCAL YEAR                                           PROPERTY       EQUIPMENT         TOTAL
                   -----------                                           --------       ---------         -----

                   1997                                                  $  131.5           $4.0        $  135.5
                   1998                                                     123.4            2.3           125.7
                   1999                                                     113.0            1.5           114.5
                   2000                                                     100.1             .8           100.9
                   2001                                                      85.1             .5            85.6
                   2002 and thereafter                                      471.4             .7           472.1
                                                                         --------           ----        --------
                                                                         $1,024.5           $9.8        $1,034.3
                                                                         ========           ====        ========


(10)   INCOME TAXES

       The income tax provision consists of (dollars in millions):
                                                                            1996            1995           1994
                                                                            ----            ----           ----
                   Current:
                      Federal                                              $39.9          $ 15.2         $ 22.1
                      State and local                                       13.8             4.8            5.4
                                                                           -----          ------         ------
                                                                            53.7            20.0           27.5
                      Utilization of NOLs                                  (18.7)          (17.0)         (24.7)
                                                                           -----          ------         ------
                      Net current provision                                 35.0             3.0            2.8

                   Deferred:
                      Federal                                               16.0            29.9            8.3
                      State and local                                        1.0             7.1            2.7
                                                                           -----          ------         ------
                                                                            17.0            37.0           11.0
                                                                           -----          ------         ------
                   Provision before add back of NOLs                        52.0            40.0           13.8
                   Add back utilization of NOLs which cannot be
                     benefited under Fresh Start Reporting                  18.7            17.0           24.7
                                                                           -----          ------         ------
                                                                            70.7            57.0           38.5
                   Extraordinary benefit                                      --             2.4             --
                                                                           -----          ------         ------
                   Income tax provision as reported                        $70.7          $ 59.4         $ 38.5
                                                                           =====          ======         ======

       For financial reporting purposes, the changes in deferred tax assets (liabilities) are as follows (dollars in millions):

                                                                              1996          1995          1994
                                                                              ----          ----          ----

                   Net change in accruals/reserves                            $(10.8)      $(32.4)       $(13.0)
                   Depreciation and amortization                                 1.5          1.8           1.7
                   Other, net                                                   (7.7)        (6.4)           .3
                                                                              -------      ------        ------
                   Deferred tax provision                                      (17.0)       (37.0)        (11.0)
                   Acquired tax assets                                            --         94.8            --
                   AMT credit carryforward                                      (1.1)         2.4           1.1
                   Reconciliation to prior year tax return                      (6.5)        (1.5)         (1.9)
                                                                              -------      ------        ------
                   Net change in deferred tax assets (liabilities)            $(24.6)      $ 58.7        $(11.8)
                                                                              =======      ======        ======

       The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                                              1996          1995           1994
                                                                              ----          ----           ----

                   Federal tax rate                                             35.0%        35.0%         35.0%
                   State and local income taxes, net of
                     federal tax benefit                                         6.5          6.4           6.9
                   Amortization of intangible assets                             6.5          7.4           8.0
                   Other                                                          .1           .5            --
                                                                                ----         ----          ----

                   Effective income tax rate                                    48.1%        49.3%         49.9%
                                                                                ====         ====          ====


       Significant  components of deferred tax assets and  liabilities as of the end of fiscal 1996 and 1995 are as follows (dollars in millions):
                                                                                    1996             1995
                                                                                    ----             ----
                  Deferred tax assets:
                    Pension, vacation and other employee
                     benefit accruals                                            $  31.6           $ 30.9
                    Store rental obligations                                        21.0             22.2
                    Self insurance, contingency and other
                     reserves                                                       21.8             25.2
                    Reserves for uncollectible receivables                          16.4             17.8
                    AMT carryforwards                                               14.3             15.4
                    Other                                                           13.4             18.1
                                                                                 -------           ------
                                                                                   118.5            129.6
                                                                                 -------           ------

                  Deferred tax liabilities:
                    Excess book over tax bases of inventory                        (68.0)           (71.2)
                    Excess book over tax bases of fixed assets
                     and intangibles                                               (19.2)           (17.7)
                    Other                                                          (17.7)            (2.5)
                                                                                 -------           ------
                                                                                  (104.9)           (91.4)
                                                                                 -------           ------
                  Net deferred tax asset                                         $  13.6           $ 38.2
                                                                                 =======           ======

       As of June 3, 1995, estimated NOLs reported on the Company's federal income tax returns were approximately $352.0 million. Approximately $98.0 million of these NOLs are subject to a use limitation ("restricted NOLs") of approximately $27.0 million per year under Section 382 of the Internal Revenue Code. The Company believes that it will not be able to utilize approximately $81.0 million of the restricted NOLs because of the allocation method for the annual use limitation under proposed income tax regulations applicable to related corporations belonging to two separate consolidated groups.

       While the Company believes that it is justified in taking the positions that it has taken with respect to the NOLs, the law with respect to the treatment of some of the items making up the NOLs is unclear or unsettled. Although the Company believes its calculations of the NOLs are reasonable, the NOLs and the other items on the Company's tax returns are subject to audit by the Internal Revenue Service ("IRS"). Due to the lack of specific guidance on certain significant issues, the Company's position with respect to some or all of the items making up the NOLs could be challenged by the IRS. If the IRS were to successfully disallow some or all of the Company's NOLs, the Company would be able to offset less of its taxable income with NOLs and other tax deductions.

       For fiscal 1996, the Company will utilize approximately $11.0 million of restricted NOLs and approximately $70.0 million of unrestricted NOLs to offset projected taxable income of the Company, leaving estimated NOLs for fiscal 1997 of approximately $271.0 million, of which approximately $81.0 million the Company may be unable to utilize, as discussed previously.

       A large portion of the Company's NOLs are attributable to the time period prior to the Company's emergence from Chapter 11 in fiscal 1992. Under Fresh Start Reporting, benefits realized from these NOLs should reduce reorganization goodwill. Accordingly, estimated NOLs to be utilized during the three fiscal years ended June 1, 1996 have not been included in the Company's computation of its income tax provision, but reflected instead as a reduction of reorganization goodwill.

(11)   RETIREMENT BENEFITS

       The principal retirement plans for employees are a non-contributory defined benefit pension plan (the "Retirement Income Plan") and a 401(k) savings plan (the "401(k) Savings Plan").

       The Retirement Income Plan covers all full-time employees who are 20 1/2 years of age with six months of service and who are not covered by collective bargaining agreements. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the final five years of employment. It is the policy of the Company to fund its plan at amounts required by the applicable regulations. The Company made cash contributions of $1.0, $7.8 and $3.1 million to the plan during the three fiscal years ended June 1, 1996, respectively.

       Net periodic pension cost includes the following components (dollars in millions):

                                                                               1996          1995           1994
                                                                               ----          ----           ----

                  Service cost-benefits                                       $ 7.4         $ 7.1         $  3.5
                  Interest cost                                                13.0          10.3            5.0
                  Return on plan assets                                       (24.2)        (10.8)          (4.6)
                  Net amortization and deferral                                11.4           (.1)            --
                                                                              -----        ------         ------
                  Net periodic pension cost                                   $ 7.6         $ 6.5          $ 3.9
                                                                              =====         =====          =====

       The following table sets forth the plan's funded status and amounts recognized in the Company's Consolidated Balance Sheets (dollars in millions):

                                                                                             1996           1995
                                                                                             ----           ----
                  Accumulated benefit obligations, including vested
                    benefits of $156.5 and $143.6, respectively                            $165.3         $151.7
                                                                                           ======         ======

                  Projected benefit obligation                                             $185.7         $170.4
                  Plan assets at fair value                                                 158.4          140.2
                                                                                           ------       --------
                  Projected benefit obligation in excess of plan assets                      27.3           30.2
                  Unrecognized net loss                                                      (9.2)         (18.5)
                  Unrecognized prior service cost                                            (3.0)          (3.3)
                                                                                          -------       --------
                  Accrued pension cost                                                    $  15.1       $    8.4
                                                                                          =======       ========

       Assumptions used to measure the actuarial present value of the projected benefit obligation are as follows:

                                                                                             1996          1995
                                                                                             ----          ----
                  Assumed discount rate                                                      7.75%         7.75%
                  Assumed rate of compensation increase                                      4.50%         4.50%
                  Assumed rate of return on plan assets                                      9.00%         9.00%

       Plan assets primarily consist of mutual funds, with the balance invested in money market funds, common stock and insurance contracts.

       The 401(k) Savings Plan covers all employees of the Company meeting certain eligibility requirements and is funded by voluntary employee contributions and by Company contributions equal to a certain percentage of employee contributions. Employees' interests in Company contributions vest over five years. The cost of the plan was $3.4, $1.3 and $1.0 million for the three fiscal years ended June 1, 1996, respectively.

       In addition to the above mentioned plans, and pursuant to various labor agreements, the Company and certain subsidiaries are required to make contributions to various union-administered pension plans which aggregated $1.2, $1.3 and $.8 million in each of the three fiscal years ended June 1, 1996. The Company may be liable for its share of the plans' unfunded liabilities if the plans are terminated.

                      REVCO D.S., INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(12)     SUMMARY OF QUARTERLY INFORMATION (UNAUDITED)

                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                          FIRST          SECOND         THIRD         FOURTH
                                                         QUARTER         QUARTER       QUARTER        QUARTER
                                                         -------         -------       -------        -------
         1996
         Net sales                                     $ 1,076.7        $1,137.0      $ 1,243.3     $ 1,630.7
                                                       =========        ========      =========     =========
         Gross profit                                  $   320.8        $  328.3      $   363.2     $   481.9
                                                       =========        ========      =========     =========
         Net income                                    $     8.4        $   11.5      $    24.7     $    31.6
                                                       =========        ========      =========     =========
         Net income per share                          $     .13        $    .17      $     .37     $     .47
                                                       =========        ========      =========     =========

         1995
         Net sales                                     $   694.4        $1,027.2      $ 1,133.0     $ 1,577.3
                                                       =========        ========      =========     =========
         Gross profit                                  $   206.9        $  301.7      $   335.8     $   487.4
                                                       =========        ========      =========     =========
         Net income before extraordinary item          $     5.8        $    5.0      $    17.7     $    32.6
         Extraordinary item                                 (2.8)             --             --            --
                                                       ---------        --------       --------     ---------
         Net income                                    $     3.0        $    5.0      $    17.7     $    32.6
                                                       =========        ========      =========     =========
         Net income per share:
             Net income before extraordinary item      $     .10        $    .08      $     .27     $     .49
             Extraordinary item                             (.05)             --             --            --
                                                       ---------        --------      ---------     ---------
             Net income                                $     .05        $    .08      $     .27     $     .49
                                                       =========        ========      =========     =========

       The Company reports its quarterly results of operations on the basis of 12-week periods for each of the first three quarters and a 16-week period for the fourth quarter. The fourth quarter of fiscal 1995 includes an additional week of operations due to the timing of the Company's fiscal year end which ends on the Saturday closest to May 31.

       As explained in Note 2, during the fourth quarter of fiscal 1996, the Company recorded a non-recurring charge of $12.6 million for expenses related to a failed merger attempt.

       Fourth quarter results include normal year end adjustments relating to estimates made during the year. The effect of such adjustments in fiscal years 1996 and 1995 were not material to the reported results.

(13)   PRO FORMA DATA (UNAUDITED)

       The unaudited pro forma data below reflects the financial results of the Company as if the acquisition of HSI had occurred, and such transactions had been consummated, as of the beginning of the periods presented. The unaudited pro forma data reflects pro forma adjustments to historical results of operations of the Company to: (a) include retained operations of HSI; (b) record additional interest expense on the incremental debt levels used to finance the Acquisition; (c) record amortization of goodwill recognized in connection with the Acquisition; (d) adjust historical depreciation and amortization expense of HSI as a result of purchase accounting adjustments; and (e) record adjustments to the historical tax provision based upon a revised effective tax rate.


       The pro forma information presented does not attempt to quantify any operating expense synergies or cost reductions of the combined operations of the Company and HSI.


                                                   (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                    AS REPORTED                        PRO FORMA
                                         ---------------------------------- --------------------------------
                                                  1995               1994             1995            1994
                                         ---------------- ----------------- ---------------- ---------------

              Net sales                       $4,431.9           $2,504.0         $4,723.3        $4,320.9

              Cost of sales                    3,100.1            1,742.0          3,304.8         3,009.1
              Operating expenses               1,065.7              608.9          1,146.1         1,107.6
              Depreciation and
                  amortization                    90.4               52.6             97.4            85.5
                                              --------           --------         --------        --------

                  Operating profit            $  175.7           $  100.5         $  175.0        $  118.7
                                              ========           ========         ========        ========

                  Net income                  $   61.1           $   38.7         $   56.2        $   27.5
                                              ========           ========         ========        ========

                  Net income per share        $    .95           $    .77         $    .87        $    .42
                                              ========           ========         ========        ========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of Revco D.S., Inc.:

We have audited the accompanying consolidated balance sheets of Revco D.S., Inc. and Subsidiaries (collectively the "Company") as of June 1, 1996 and June 3, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ending June 1, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 1, 1996 and June 3, 1995, and the results of their operations and their cash flows for each of the three fiscal years ended June 1, 1996 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

/s/ Arthur Andersen LLP

Cleveland, Ohio,
July 12, 1996.

                             SELECTED FINANCIAL DATA

                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                                      FOR THE FISCAL YEARS ENDED
                                            -------------------------------------------------------------------------------
                                                                                                          |     PREDECESSOR
                                                                                                          |      COMPANY(2)
                                               JUNE 1,         JUNE 3,        MAY 28,        MAY 29,      |       MAY 30,
                                                 1996          1995(1)          1994           1993       |        1992
                                            --------------- -------------- -------------- --------------- | ---------------
                                                                                                          |
PERIOD DATA:                                                                                              |
Operations:                                                                                               |
Net sales                                      $ 5,087.7      $  4,431.9     $  2,504.0      $ 2,242.1    |        $2,086.3
Cost of sales                                    3,593.5         3,100.1        1,742.0        1,568.3    |         1,461.1
Operating expenses                               1,168.3         1,065.7          608.9          551.5    |           528.2
Depreciation and amortization                      107.1            90.4           52.6           46.3    |            51.2
Non-recurring charge                                12.6              --             --             --    |              --
                                               ---------      ----------      ---------      ---------    |        --------
Operating profit                                   206.2           175.7          100.5           76.0    |            45.8
Interest expense, net                               59.3            55.2           23.3           41.0    |            35.0
Reorganization items (2)                              --              --             --             --    |           356.9
Income tax provision (benefit)                      70.7            59.4           38.5           20.8    |            (8.5)
                                               ---------       ----------    ----------      ---------    |        --------
Net income (loss) before                                                                                  |
   extraordinary item                               76.2            61.1           38.7           14.2    |          (337.6)
Extraordinary item                                    --            (2.8)            --             --    |           635.3(2)
                                               ---------      ----------     ----------      ---------    |        --------
Net income                                     $    76.2      $     58.3     $     38.7      $    14.2    |        $  297.7
                                               =========      ==========     ==========      =========    |        ========
Net income before non-recurring                                                                           |
   charge and extraordinary item               $    82.7      $     61.1     $     38.7      $    14.2    |
                                               =========      ==========     ==========      =========    |
                                                                                                          |
Earnings Per Share(2):                                                                                    |
Net income per share before non-                                                                          |
   recurring charge and extraordinary item     $    1.24      $      .95    $      .77       $     .35    |
                                               =========      ==========    ==========      ==========    |
                                                                                                          |
Net income per share                           $    1.14      $      .91    $      .77       $     .35    |
                                               =========      ==========    ==========       =========    |
Average number of common  shares                                                                          |
   outstanding                                66,869,823      64,365,943    50,318,177      40,933,214    |
                                              ==========      ==========   ===========      ==========    |


                                               JUNE 1,         JUNE 3,        MAY 28,        MAY 29,             MAY 30,
                                                 1996          1995(1)         1994           1993                1992
                                            --------------- -------------- -------------- ---------------   ---------------
 BALANCE SHEET DATA (AT PERIOD END):

 Total assets                                  $ 2,133.5      $  2,149.8    $  1,060.8       $ 1,045.2            $1,056.3
                                               =========       =========     =========       =========            ========
 Inventories                                   $   968.4      $    962.9    $    505.4       $   487.8            $  436.1
                                               =========       =========     =========       =========            ========
 Working capital                               $   413.3      $    399.5    $    243.9       $   222.0            $  257.2
                                               =========       =========     =========       =========            ========
 Capitalization:
 Long-term debt                                $   514.9      $    639.6    $    200.0       $   253.3            $  435.2
 Stockholders' equity                              868.6           773.1         499.7           453.7               320.0
                                               ---------       ---------     ---------       ---------            --------
 Total capitalization                          $ 1,383.5      $  1,412.7    $    699.7       $   707.0            $  755.2
                                               =========       =========     =========       =========            ========

 Debt to total capitalization percentage            37.2%           45.3%         28.6%           35.8%               57.6%
                                               =========       =========     =========       =========            ========

 Number of drugstores in
   operation                                       2,184           2,118          1,248          1,190               1,143
                                               =========       =========     =========       =========            ========


(1) Fiscal 1995 consisted of 53 weeks. All other fiscal years presented consist of 52 weeks.

(2) On June 1, 1992, the Company, and certain of its subsidiaries which filed petitions for relief, emerged from Chapter 11 of the United States Bankruptcy Code pursuant to a confirmed plan of reorganization of the Company's predecessor company.

     The Company implemented the recommended accounting principles for entities emerging from Chapter 11 ("Fresh Start Reporting"). As a result of the Company's emergence from bankruptcy and its adoption of Fresh Start Reporting as of May 30, 1992, the Company's results of operations for the periods subsequent to May 30, 1992, are not comparable to the predecessor company's consolidated financial statements. Among other things, the predecessor company's results of operations for the year ended May 30, 1992, includes as an extraordinary item a one-time gain of $635.3 million relating to debt discharged, and a one-time reorganization item of $325.6 million to record assets and liabilities at their estimated fair values.

     Per share data is not presented for the predecessor company due to the general lack of comparability with the revised capital structure of the Company.